Exhibit 4.20

August 23, 2017

Perceptron, Inc.

47827 Halyard Dr.

Plymouth, Michigan 48170

Re:Amended and Restated Credit Agreement dated as of November 16, 2010, by and between Perceptron, Inc. (“Company”) and Comerica Bank (as amended, “Credit Agreement”)

Gentlemen:

Company has advised Comerica Bank (“Bank”) that it violated the provisions of Section 8.11 of the Credit Agreement as a result of the transfer by Company to Perceptron Europe B.V. of all of Company’s equity interests in Coord3 srl made in December 2016 which transfer was reported to the Italian Government as a Share Premium transaction with Perceptron Europe B.V. which constituted an investment under the Credit Agreement (the “Covenant Violation”). Company has requested that the Bank waive any Event of Default under the Credit Agreement resulting from the Covenant Violation. The Bank hereby waives the Covenant Violation (“Waiver”).

This Waiver shall not be deemed to amend or alter in any respect the terms and conditions of the Credit Agreement, or to constitute a waiver or release by the Bank of any right, remedy Default or Event of Default under the Credit Agreement, except to the extent expressly set forth above. Furthermore, this Waiver shall not affect in any manner whatsoever any rights or remedies of the Bank with respect to any other non-compliance by the Company with the Credit Agreement or the Loan Documents whether in the nature of an Event of Default or otherwise, and whether now in existence or subsequently arising.

Except as specifically defined to the contrary herein, capitalized terms used in this Waiver shall have the meanings given them in the Credit Agreement.

Very truly yours,

COMERICA BANK

By:/s/ Norman L. Bird

Its: Senior Vice President